Exhibit 99.2

Navios South American Logistics Inc. Announces Pricing of $90 Million 9 1/4% Senior Notes Due 2019

MONTEVIDEO, URUGUAY, Mar 7, 2013 — Navios South American Logistics Inc. (“Navios Logistics” or the “Company”) announced today that the Company and Navios Logistics Finance (US) Inc., its wholly owned finance subsidiary priced $90 million of 9 1/4% senior notes due 2019 (the “Notes”) at 103.75% plus accrued interest from October 15, 2012. The Notes were offered and sold in the United States only to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and in offshore transactions to non-United States persons in reliance on Regulation S under the Securities Act.

The terms of the Notes are identical to the $200 million of notes issued in April 2011 (the “Existing Notes”). On the issue date of the Notes, each of the Company’s direct and indirect subsidiaries that guarantee the Existing Notes will guarantee the Notes. The Notes and the Existing Notes will be treated as a single class for all purposes under the indenture (including, without limitation, waivers, amendments, redemptions and other offers to purchase) and the Notes will rank equally with the Existing Notes. Because nearly all of the Existing Notes are now unrestricted, the Notes and the Existing Notes will initially have different CUSIP numbers. Following the consummation of the exchange offer for the Notes, it is expected that all of the Notes exchanged in the exchange offer and nearly all of the Existing Notes will have the same CUSIP number.

The sale of the Notes is expected to be consummated on March 12, 2013, subject to customary closing conditions.

The Notes and related guarantees have not been registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States or to or for the benefit of U.S. persons unless so registered except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable securities laws in other jurisdictions. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Notes and the related guarantees, nor shall there be any sale of the Notes and the related guarantees in any jurisdiction in which such offer, solicitation or sale is unlawful. Any offer of the Notes and related guarantees will be made only by means of a private offering memorandum. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.

About Navios South American Logistics Inc.

Navios South American Logistics Inc. (“Navios Logistics”) is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia region river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics serves the storage and marine transportation needs of its petroleum, agricultural and mining customers through its port terminal, river barge and coastal cabotage operations.

Forward-Looking Statements - Safe Harbor

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Logistics’ subsidiaries. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding completion of the offering. Although Navios Logistics believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Logistics, including market conditions. Actual results may differ materially from those expressed or implied by such forward-looking statements. Navios Logistics expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Logistics’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact Information

Navios South American Logistics Inc.

+1.212.906.8646

investors@navios-logistics.com